One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Equity Trust Inc.

August 5, 2014

VIA EDGAR

Laura E. Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc.

Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700)

Dear Ms. Hatch:

In connection with your review of the registration statement filed on Form N-2 (the “Registration Statement”) of The Gabelli Equity Trust Inc. (the “Fund”) that was filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2014 (SEC Accession No. 0001193125-14-142064), the Fund acknowledges that:

1.	Should the SEC or the Staff of the Division of Investment Management (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

2.	The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact the undersigned at (914) 921-5100.

Very truly yours,

By:	/s/ Agnes Mullady
Name: Agnes Mullady Title: Treasurer